UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Intraop Medical Corporation

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)
46118N101

(CUSIP Number)
RYAN ELLER
ELLERPHUND CAPITAL III, LLC
2612 HIBERNIA STREET
DALLAS, TEXAS 75201
TELEPHONE: (214) 740-1731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Ellerphund Ventures II, L.P. IRS ID No.: 20-8563476

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,761,962 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

21,761,962 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,761,962 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment and Restatement to Schedule 13D is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund II” and, together with Ellerphund III, Ellerphund IOPM and Ellerphund Ventures, the “Ellerphund Entities”). The Ellerphund Entities expressly disclaim status as a “group” for purposes of this Restatement and Amendment No. 1 for Schedule 13D.
(2) Ellerphund Ventures exercised its warrants on October 18, 2007 to purchase 17,352,218 shares from the Issuer. At the time when the shares were purchased and the warrants were exercised in full, Ellerphund Ventures already owned 5,476,361shares of Issuer’s issued and outstanding Common Stock. On the dates listed below, Ellerphund Ventures subsequently sold a total of 1,066,617 shares.

Sale Date	Shares
11/9/2007	205,000
11/12/2007	228,300
11/13/2007	108,000
11/15/2007	25,317
11/16/2007	220,000
11/19/2007	20,000
11/20/2007	110,000
11/27/2007	50,000
12/5/2007	32,500
12/6/2007	67,500
Total Shares:	1,066,617
Ellerphund IOPM purchased 14,285,714 shares of Issuer’s Common Stock on January 31, 2008 in a first closing (the “First Closing”). In a second closing (the “Second Closing”) on February 13, 2008, Ellerphund IOPM purchased an additional 357,142 shares of Issuer’s Common Stock. Ellerphund Entities beneficially owns 36,404,818 shares which represents beneficial ownership of 9.9 % of the Issuer’s issued and outstanding Common Stock. Ellerphund II serves as the sole general partner of Ellerphund Ventures. Ellerphund II does not directly own any securities of the Issuer. Ellerphund Ventures and Ellerphund II may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures but disclaim beneficial ownership except to their pecuniary interest therein. Ellerphund III serves as the sole general partner of Ellerphund IOPM. Ellerphund III does not directly own any securities of the Issuer. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 367,570,524 shares of the Issuer’s outstanding Common Stock, par value $0.001, listed under the Common Stock Purchase Agreement (the “Purchase Agreement”) of the Issuer’s Common Stock outstanding (as of January 31, 2008).

CUSIP No.

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Ellerphund Capital II, LLC IRS ID No.: 26-0325198

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,761,962 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

21,761,962 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,761,962 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Amendment and Restatement to Schedule 13D is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund II” and, together with Ellerphund III, Ellerphund IOPM and Ellerphund Ventures, the “Ellerphund Entities”). The Ellerphund Entities expressly disclaim status as a “group” for purposes of this Restatement and Amendment No. 1 for Schedule 13D.
(2) Ellerphund Ventures exercised its warrants on October 18, 2007 to purchase 17,352,218 shares from the Issuer. At the time when the shares were purchased and the warrants were exercised in full, Ellerphund Ventures already owned 5,476,361shares of Issuer’s issued and outstanding Common Stock. On the dates listed below, Ellerphund Ventures subsequently sold a total of 1,066,617 shares.

Sale Date	Shares
11/9/2007	205,000
11/12/2007	228,300
11/13/2007	108,000
11/15/2007	25,317
11/16/2007	220,000
11/19/2007	20,000
11/20/2007	110,000
11/27/2007	50,000
12/5/2007	32,500
12/6/2007	67,500
Total Shares:	1,066,617
Ellerphund IOPM purchased 14,285,714 shares of Issuer’s Common Stock on January 31, 2008 in a first closing (the “First Closing”). In a second closing (the “Second Closing”) on February 13, 2008, Ellerphund IOPM purchased an additional 357,142 shares of Issuer’s Common Stock. Ellerphund Entities beneficially owns 36,404,818 shares which represents beneficial ownership of 9.9 % of the Issuer’s issued and outstanding Common Stock. Ellerphund II serves as the sole general partner of Ellerphund Ventures. Ellerphund II does not directly own any securities of the Issuer. Ellerphund Ventures and Ellerphund II may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures but disclaim beneficial ownership except to their pecuniary interest therein. Ellerphund III serves as the sole general partner of Ellerphund IOPM. Ellerphund III does not directly own any securities of the Issuer. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 367,570,524 shares of the Issuer’s outstanding Common Stock, par value $0.001, listed under the Common Stock Purchase Agreement (the “Purchase Agreement”) of the Issuer’s Common Stock outstanding (as of January 31, 2008).

1	NAMES OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Ellerphund IOPM, LP IRS ID No.: 26-1817670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,642,856 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,642,856 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,642,856 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment and Restatement to Schedule 13D is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund II” and, together with Ellerphund III, Ellerphund IOPM and Ellerphund Ventures, the “Ellerphund Entities”). The Ellerphund Entities expressly disclaim status as a “group” for purposes of this Restatement and Amendment No. 1 for Schedule 13D.
(2) Ellerphund Ventures exercised its warrants on October 18, 2007 to purchase 17,352,218 shares from the Issuer. At the time when the shares were purchased and the warrants were exercised in full, Ellerphund Ventures already owned 5,476,361shares of Issuer’s issued and outstanding Common Stock. On the dates listed below, Ellerphund Ventures subsequently sold a total of 1,066,617 shares.

Sale Date	Shares
11/9/2007	205,000
11/12/2007	228,300
11/13/2007	108,000
11/15/2007	25,317
11/16/2007	220,000
11/19/2007	20,000
11/20/2007	110,000
11/27/2007	50,000
12/5/2007	32,500
12/6/2007	67,500
Total Shares:	1,066,617
Ellerphund IOPM purchased 14,285,714 shares of Issuer’s Common Stock on January 31, 2008 in a first closing (the “First Closing”). In a second closing (the “Second Closing”) on February 13, 2008, Ellerphund IOPM purchased an additional 357,142 shares of Issuer’s Common Stock. Ellerphund Entities beneficially owns 36,404,818 shares which represents beneficial ownership of 9.9 % of the Issuer’s issued and outstanding Common Stock. Ellerphund II serves as the sole general partner of Ellerphund Ventures. Ellerphund II does not directly own any securities of the Issuer. Ellerphund Ventures and Ellerphund II may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures but disclaim beneficial ownership except to their pecuniary interest therein. Ellerphund III serves as the sole general partner of Ellerphund IOPM. Ellerphund III does not directly own any securities of the Issuer. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 367,570,524 shares of the Issuer’s outstanding Common Stock, par value $0.001, listed under the Common Stock Purchase Agreement (the “Purchase Agreement”) of the Issuer’s Common Stock outstanding (as of January 31, 2008).

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Ellerphund Capital III, LLC IRS ID No.: 26-1298725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,642,856 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,642,856 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,642,856 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Amendment and Restatement to Schedule 13D is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund II” and, together with Ellerphund III, Ellerphund IOPM and Ellerphund Ventures, the “Ellerphund Entities”). The Ellerphund Entities expressly disclaim status as a “group” for purposes of this Restatement and Amendment No. 1 for Schedule 13D.
(2) Ellerphund Ventures exercised its warrants on October 18, 2007 to purchase 17,352,218 shares from the Issuer. At the time when the shares were purchased and the warrants were exercised in full, Ellerphund Ventures already owned 5,476,361shares of Issuer’s issued and outstanding Common Stock. On the dates listed below, Ellerphund Ventures subsequently sold a total of 1,066,617 shares.

Sale Date	Shares
11/9/2007	205,000
11/12/2007	228,300
11/13/2007	108,000
11/15/2007	25,317
11/16/2007	220,000
11/19/2007	20,000
11/20/2007	110,000
11/27/2007	50,000
12/5/2007	32,500
12/6/2007	67,500
Total Shares:	1,066,617
Ellerphund IOPM purchased 14,285,714 shares of Issuer’s Common Stock on January 31, 2008 in a first closing (the “First Closing”). In a second closing (the “Second Closing”) on February 13, 2008, Ellerphund IOPM purchased an additional 357,142 shares of Issuer’s Common Stock. Ellerphund Entities beneficially owns 36,404,818 shares which represents beneficial ownership of 9.9 % of the Issuer’s issued and outstanding Common Stock. Ellerphund II serves as the sole general partner of Ellerphund Ventures. Ellerphund II does not directly own any securities of the Issuer. Ellerphund Ventures and Ellerphund II may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures but disclaim beneficial ownership except to their pecuniary interest therein. Ellerphund III serves as the sole general partner of Ellerphund IOPM. Ellerphund III does not directly own any securities of the Issuer. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 367,570,524 shares of the Issuer’s outstanding Common Stock, par value $0.001, listed under the Common Stock Purchase Agreement (the “Purchase Agreement”) of the Issuer’s Common Stock outstanding (as of January 31, 2008).

Explanatory Statement
This Amendment and Restatement of a Schedule 13D is being filed to report Ellerphund IOPM, LP’s (“Ellerphund IOPM”) purchase of 14,285,714 shares in a first closing (the “First Closing”) of Issuer’s Common Stock (the “Common Stock”) on January 31, 2008. Ellerphund IOPM subsequently purchased 357,142 shares of Issuer’s Common Stock on February 13, 2008 in a second closing (the “Second Closing”). Information reported in the original filing (the “Original Filing”) of a Schedule 13D was made by Ellerphund Capital II, LLC (“Ellerphund II”) on August 17, 2007. The Original Filing is hereby amended and restated.
Item 1. Security and Issuer
(a) This Amendment and Restatement of a Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”) of Intraop Medical Corporation, a Nevada corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 570 Del Ray Avenue, Sunnyvale, California.
Item 2. Identity and Background
(a) The entities filing this statement are Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund II, (Ellerphund II together with Ellerphund III, Ellerphund IOPM and Ellerphund Ventures, the “Ellerphund Entities”). The Ellerphund Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by the Ellerphund Entities that such a “group” exists.
(b) The address of the principal place of business of each of the Ellerphund Entities is c/o Ellerphund Capital II, LLC, 2612 Hibernia Street, Dallas, TX 75201.
(c) The principal business of each of the Ellerphund Entities is the venture capital investment business.
(d) During the last five years, none of the Ellerphund Entities or the Listed Persons (as defined below), to the knowledge of the Ellerphund Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Ellerphund Entities or the Listed Persons (as defined below), to the knowledge of the Ellerphund Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Ellerphund Ventures is a Delaware limited partnership. Ellerphund IOPM is a Texas limited partnership. Ellerphund II and Ellerphund III are a Delaware limited liability companies.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members and each other person controlling Ellerphund II, the general partner of Ellerphund Ventures and Ellerphund III, the general partner of Ellerphund IOPM (the “Listed Persons”) required by Item 2 of Schedule 13D are incorporated by reference herein from the Original Filing.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Common Stock Purchase Agreement (the “Purchase Agreement”), dated as of January 31, 2008, by and between the Issuer, Ellerphund IOPM and various other investors, Ellerphund IOPM purchased an aggregate of 14,285,714 shares of the Common Stock from the Issuer (the “Shares”)in a First Closing for an aggregate purchase price of $1,000,000. In the Second Closing, Ellerphund IOPM purchased an additional 357,142 shares of the Common Stock for $25,000.

Ellerphund Ventures exercised its warrants (the “Warrants”) on October 18, 2007 to purchase 17,352,218 shares from the Issuer. At the time when the shares were purchased and the warrants were exercised in full, Ellerphund Ventures already owned 5,476,361shares of Issuer’s issued and outstanding Common Stock. On the dates listed below, Ellerphund Ventures subsequently sold a total of 1,066,617 shares.

Sale Date	Shares
11/9/2007	205,000
11/12/2007	228,300
11/13/2007	108,000
11/15/2007	25,317
11/16/2007	220,000
11/19/2007	20,000
11/20/2007	110,000
11/27/2007	50,000
12/5/2007	32,500
12/6/2007	67,500
Total Shares:	1,066,617
The sale of the Shares and Warrants to Ellerphund Ventures and Ellerphund IOPM described above were part of private placements by the Issuer to a number of affiliated investors (including Ellerphund Ventures and Ellerphund IOPM). The closing of the transaction with Ellerphund Ventures occurred on August 17, 2007. Issuer’s First Closing of the transactions with Ellerphund IOPM occurred on January 31, 2008 and the Second Closing took place on February 13, 2008. Prior to Ellerphund Ventures’ transaction on August 17, 2007, none of the Ellerphund Entities beneficially owned any securities or right to acquire securities of the Issuer.
The funds used by Ellerphund Ventures and Ellerphund IOPM to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Ellerphund Entities.
References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the forms of the Purchase Agreement and the Warrant attached as exhibits to the Issuer’s Reports on Form 8-Ks, filed with the Securities and Exchange Commission on August 23, 2007 and February 5, 2008, which documents are incorporated by reference in their entirety in this Item 3.
Item 4. Purpose of Transaction
Ellerphund IOPM agreed to purchase the Shares for investment purposes.
Under the terms of the Purchase Agreement, Ellerphund IOPM, together with other investors (the “Investors”), agreed to purchase in the First Closing an aggregate of 33,832,463 shares of the Common Stock of the Issuer directly from the Issuer, par value of $0.001 per share for an aggregate purchase price of $2,368,272.70. At the Second Closing, Ellerphund IOPM, together with the other Investors agreed to purchase an aggregate of 9,167,537 shares of the Common Stock of the Issuer directly from the Issuer, with a par value of $0.001 per share for an aggregate purchase price of $641,727.59.
Upon the Second Closing of the Purchase Agreement, the Issuer did not have any agreement or understanding with respect to IOPM other than the transaction contemplated by the Purchase Agreement.
Ellerphund III serves as the sole general partner of Ellerphund IOPM. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM, but disclaim beneficial ownership except to their pecuniary interest therein.

Subject to applicable legal requirements, one or all of the Ellerphund Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Ellerphund Entities’ ownership of the Issuer’s securities, other opportunities available to the Ellerphund Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Ellerphund Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the Ellerphund Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Ellerphund Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information, with respect to the ownership of the Common Stock of the Issuer by the persons filing this Amended and Restated Schedule 13D, is not what was provided pursuant to the Form 10QSB filed by the Issuer with the SEC on August 17, 2007. The information below is different than the most recent 10QSB, due to Ellerphund Entities exercising warrants, and the sale and purchase of shares from the Issuer after August 17, 2007:

		Warrants	Sole		Sole	Shared
	Shares Held	Held	Voting	Shared Voting	Dispositive	Dispositive	Beneficial	Percentage
Ellerphund Entity(1)	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (2)
Ellerphund Ventures	21,761,962	0	0	21,761,962	0	21,761,962	21,761,962	5.9%

Ellerphund II	0	0	0	21,761,962	0	21,761,962	21,761,962	5.9%

Ellerphund IOPM	14,642,856	0	0	14,642,856	0	14,642,856	14,642,856	4.0%

Ellerphund III	0	0	0	14,642,856	0	14,642,856	14,642,856	4.0%

(1)	Ellerphund II and Ellerphund III own no securities of the Issuer directly. Ellerphund II is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM.

(2)	This percentage is calculated based upon 367,570,524 shares of the Issuer’s outstanding Common Stock, par value $0.001, listed under the Common Stock Purchase Agreement (the “Purchase Agreement”) of the Issuer’s Common Stock outstanding (as of January 31, 2008).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

The Issuer entered into a Rights Agreement with certain investors, including Ellerphund Ventures, dated August 17, 2007, which provides for the registration of the Issuer’s shares upon the occurrence of certain events. References to and descriptions of the Rights Agreement as set forth in this Item 6 are qualified in its entirety by reference to the form of the Rights Agreement attached as an exhibit to the Issuer’s Report on Form 8-K, filed with the Securities and Exchange Commission on August 23, 2007, which document is incorporated by reference in its entirety in this Item 6.
Other than as described in this Amended and Restated Schedule 13D, to the best of the Ellerphund Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Form of Common Stock and Warrant Purchase Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.34 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit B:	Form of Rights Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.41 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit C:	Form of Warrant, dated August 17, 2007 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit D:	Agreement pursuant to 13d-1(k)(1) among Ellerphund Ventures II, L.P. and Ellerphund Capital II, LLC.

Exhibit E:	Form of Common Stock Purchase Agreement between Issuer and certain investors, dated January 31, 2008 (Incorporated by reference to Exhibit 10.46 to the Issuer’s Current Report on Form 8-K filed on February 5, 2008 (SEC File No. 000-49735)).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     EXECUTED this 14th day of February, 2008.

Ellerphund IOPM, LP Ellerphund IOPM, LP

By: Ellerphund Capital III, LLC its general partner

/s/ Ryan Eller Ryan Eller, Managing Member

Ellerphund Capital III, LLC

/s/ Ryan Eller
Ryan Eller, Managing Member

Ellerphund Ventures II, LP
Ellerphund Ventures II, LP

By: Ellerphund Capital II, LLC its general partner

/s/ Ryan Eller
Ryan Eller, Managing Member

Ellerphund Capital II, LLC

/s/ Ryan Eller
Ryan Eller, Managing Member
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)\

SCHEDULE I
MEMBERS OF ELLERPHUND CAPITAL III, LLC
Set forth below, with respect to each member of Ellerphund Capital III, LLC are the following: (a) name; (b) business address; (c) principal occupation or employment; and (d) citizenship.
Ryan Eller
c/o Ellerphund Capital III, LLC
2612 Hibernia Street
Dallas, TX 75201
Principal Occupation: Making venture capital and similar investments.
Citizenship: United States of America
Marc Eller
c/o Ellerphund Capital III, LLC
2612 Hibernia Street
Dallas, TX 75201
Principal Occupation: Making venture capital and similar investments.
Citizenship: United States of America

EXHIBIT INDEX

Exhibit A:	Form of Common Stock and Warrant Purchase Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.34 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit B:	Form of Rights Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.41 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit C:	Form of Warrant, dated August 17, 2007 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit D:	Agreement pursuant to 13d-1(k)(1) among Ellerphund Ventures II, L.P. and Ellerphund Capital II, LLC.

Exhibit E:	Form of Common Stock Purchase Agreement between Issuer and certain investors, dated January 31, 2008 (Incorporated by reference to Exhibit 10.46 to the Issuer’s Current Report on Form 8-K filed on February 5, 2008 (SEC File No. 000-49735)).